Contact

www.linkedin.com/in/bradadavid
(LinkedIn)
www.getgroundworx.com
(Company)

Top Skills

Product Development
Strategic Planning
New Business Development

Brad David

Founder & CEO at GroundWorx® | AI-driven Proactive Soil & Water Management
San Diego Metropolitan Area

Summary

WHAT I DO:
As the CEO of GroundWorx®, I lead our mission to provide proactive soil management and water conservation solutions. We empower turf managers and agriculturalists to make informed decisions, promoting healthier soils and sustainable practices.

WHO I WORK WITH:
Golf Course Superintendents
Agricultural Professionals
Commercial Landscaping Managers
Environmental Conservationists

WHY WORK WITH ME?
With a commitment to innovation and sustainability, I spearhead the development of cutting-edge technologies that address overwatering and underwatering challenges. Our solutions are designed to optimize resource usage, reduce operational costs, and enhance environmental stewardship.

WHAT'S UNIQUE ABOUT ME?
I bring a unique blend of leadership and technical expertise, driving the creation of autonomous soil monitoring systems that deliver real-time, actionable data. My focus is on integrating advanced sensor technology to revolutionize soil and water management practices.

SERVICES I OFFER:
Autonomous Soil Monitoring Solutions
Real-Time Soil Data Analytics
Water Conservation Strategies
Sustainable Turf and Crop Management Consulting

MY STORY:

With a passion for environmental sustainability and technology, I have dedicated my career to developing solutions that bridge the gap between traditional agricultural practices and modern technological advancements. Leading GroundWorx®, I strive to provide tools that help professionals grow smarter and more efficiently.

WHERE YOU'VE SEEN ME:
Partnered with industry leaders like PURE Insight™ to advance soil sensor technology.
getgroundworx.com

Collaborated with Ewing Outdoor Supply to expand our solutions across the United States.
getgroundworx.com

Featured in various industry publications and events focused on sustainable agriculture and turf management.

INDUSTRY EXPERIENCE:
Proactive Soil Management
Water Conservation Technologies
Autonomous Sensor Development
Sustainable Agriculture Practices

MY SPECIALTIES:
Integrating AI with Soil Monitoring
Developing IoT Solutions for Agriculture
Enhancing Resource Efficiency
Leading Cross-Functional Teams in Tech Development

LET'S CONNECT! I'm eager to connect with professionals and organizations interested in innovative soil and water management solutions. Let's collaborate to promote sustainability and efficiency in your operations.

Send me a message today, and let’s chat!

Experience

GroundWorx®

Founder & CEO

August 2015 - Present (11 years 1 month)

San Diego, California

• Spearheaded the development of innovative soil management and water conservation solutions for turf managers and agriculturalists worldwide.
• Implemented cutting-edge technology to optimize turf, tree, and crop care, leading to increased efficiency and sustainability.
• Achieved significant cost savings and environmental benefits through the adoption of GroundWorx® solutions.

Vestigon

Consultant - IoT expert, Machine Learning, Facial Recognition

May 2018 - Present (8 years 4 months)

San Diego, California

Vestigon is a technology consulting company that brings the world’s most talented people together in the fields of IoT, Machine Learning, Computer Vision (Facial Recognition), and Artificial Intelligence (AI). From concept to delivery, we work with our clients to make their vision a reality. The market segments we have experience in are Telematics, Medical, Home Health, Wearables, Industrial Automation, Heavy Equipment, Environmental Devices, Green Energy, Water Conservation and Consumer Electronics.
(www.vestigon.com)

Gravity Technologies, LLC

Founder, Chairman & Manager

August 2014 - August 2024 (10 years 1 month)

San Diego Metropolitan Area

• Founded and managed Gravity Technologies, a product development company specializing in IoT, Machine Learning, Computer Vision (Facial Recognition), and Artificial Intelligence for the wireless industry.
• Developed a Platform as a Service (PaaS) for the golf, sports, commercial landscaping, and ag industries, reducing watering and electricity costs.
• Led the company's expansion into new markets and industries, driving innovation and growth.
• Implemented strategic partnerships and collaborations to enhance product offerings and market reach.

RealNetworks

Vice President, North America

November 2016 - April 2018 (1 year 6 months)

Seattle, Washington

RealNetworks is an internet media pioneering company. Offering mobile carrier services, messaging (KONTXT), games, machine learning / AI, Computer Vision (facial Recognition) (SAFR™), streaming, and HD codec services along with our personalization platform SDK, RealTimes. Offering global Wireless Operators white-label solutions and enhancing their cloud offerings to retain users and reduce churn. (www.realnetworks.com)

Spent 18 months as the executive head of the North America commercial sales team. Played an integral role in sales enablement techniques, lead generation, relationship building, renewal, and business growth.

OMNIM2M, Inc.
VP, Business Development
July 2014 - August 2015 (1 year 2 months)
Greater Seattle Area

Omni m2m was an IoT development company creating innovative products and services for various industries including refrigeration, oil & fuel, freight transport, global shipping, and pest control. Created one of the first pest control solutions for live animal trapping.

Lively LLC
VP, Business Development
April 2013 - June 2014 (1 year 3 months)
Greater Seattle Area

A music, video, event, and concerts entertainment platform for mobile. From live Indie artists, live comedy to full blow fashion shows, the platform was very robust and flexible. A “lively” experience in a start-up environment, great people, great concept!

Taylor Creek Associates
Founder & Managing Director
June 2005 - March 2013 (7 years 10 months)
Bellevue, WA

If you bought a ringtone, screensaver, or game between 2006 and 2013 on a feature phone, you probably bought it from TCA! Taylor Creek Associates provided Content Consulting Services, Technology Incubation, Mobile Marketing, Mobile Platform Services, Mobile Applications, Media and Gaming Content Aggregation Services, Creative and Design Services, Competitive Intel and Analysis, Reporting and Remittance Services.

> Principal leader of all complex sales and partner presentations at multiple levels of organizations to US MVNO's (Virgin, Boost, Amp'd) and Tier-1 Mobile Operators resulting in securing relationships with Fortune 500 companies like Sprint, T-Mobile USA and Alcatel-Lucent. TCA started with three employees in 2005 and grew net revenues to $12.5MM in 2008 with 35 employees transacting over $15MM/mo ($180MM Annually) across all of our wireless carriers.

> Key Client Engagement | Content Aggregation: T-Mobile USA | Exclusive content programming, merchandising, and storefront management for feature phone and smartphone content and services storefronts. Managed the entire mobile content storefront ecosystem in a partnership with Alcatel-Lucent (Storefront Platform). Responsible for sourcing and managing all content and applications from 3rd parties. Grew storefront sales by 35% in the first year of deployment. Conceptualized and executed on all creative work for Featured Artist Programs and banner ads for storefront advertising initiatives. Received 100% satisfaction rating from content partners in 2011 & 2012 independent survey.

TCA funded AirCloud Inc., an in-flight entertainment platform (acquired by Rockwell Collins), Failsafe Technology, an IoT transportation company for railroads, and SwipePay (acquired by Cardinal Commerce), one of the first mobile payments companies for the un-banked marketplace.

Dwango corp
VP, Business Development
April 2004 - May 2005 (1 year 2 months)
Greater Seattle Area

Oversaw both the new Global Business Development group and Carrier Relations group. Heavily involved in formulating corporate strategy, market analysis, creating revenue models, drafting term sheets and agreements, structuring, negotiating, and closing multi-variable deals with content and gaming companies.

Created a business plan and strategy for all wireless carrier partners, content providers, and gaming companies. Cultivated and closed agreements with major lifestyle brands.
Cultivated relationships with over 30 global wireless carriers.

Napster (Rhapsody International)
Director, Carrier Relations
April 2003 - April 2004 (1 year 1 month)
Reston, VA

Headed up carrier relations for Ztango in the US for Tier 1 wireless operators delivering mobile content storefronts and SMS messaging service through MobileSpring which deployed the first inter-carrier text messaging service in the US.

Sprint
Regional Sales Manager Sprint Partner Program
October 2001 - March 2003 (1 year 6 months)
Western United States

Managed 18 Partner channel organizations in 4 states focused on selling Sprint's entire line-up of wire line and wireless services.

CenturyLink
Sales Executive, Fiber Optics & Hardware
December 1998 - September 2001 (2 years 10 months)
Greater Seattle Area

While at Qwest, sold complex fiber optic networks and router equipment to many Fortune 500 companies. Sold data center (Qwest Cyber Centers), and storage solutions.

Executone Communications Systems
Sales Executive
March 1994 - December 1998 (4 years 10 months)
Greater Seattle Area

Held various sales positions at Executone Networks out of Stamford CT. While at Executone, I sold complex PBX solutions, Nurse Call systems, and early data networks such as Frame Relay and ATM.

Education

Edmonds Community College
Accounting and Business Management · (1991 - 1992)

Juanita High School
· (1984 - 1986)